[redacted]

09056287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2010
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
~~FORM X-17 A-5~~
PART III

SEC FILE NUMBER
8-49155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
YOUNG & PARTNERS LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
SUITE 1145, 230 PARK AVENUE
(No. and Street)

NEW YORK (City) **NY** (State) **10169** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER YOUNG **(212) 682-555**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN AND COMPANY
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE, 9TH FLOOR (Address) **NEW YORK** (City) **NY** (State) **10017** (Zip Code)

SEC Mail Processing
Section

MAR 11 2009

Washington, DC
111

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, PETER YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YOUNG & PARTNERS LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CLAUDETTE S. LALOR
Notary Public, State of New York
Qualified in King County
Reg. No. 01LA6197202
My Commission Expires Nov. 24, 2012

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

Items (h), (i), (j) and (k) are not applicable to Young & Partners or Young & Partners is exempt in accordance with our membership agreement and restrictive agreements dated September 15, 1999 and June 11, 1996, repectively.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

YOUNG & PARTNERS L.L.C.
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

YOUNG & PARTNERS L.L.C.
(A Limited Liability Company)
DECEMBER 31, 2008

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Young & Partners L.L.C.

We have audited the accompanying statement of financial condition of Young & Partners L.L.C. (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Young & Partners L.L.C. as December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements."

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

January 30, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

YOUNG & PARTNERS L.L.C.
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	1,881,476
Accounts receivable		142
Prepaid expenses and deposit		36,805
Securities owned, not readily marketable, at fair value		22,239
Fixed assets, net of accumulated depreciation of $198,522		11,987
TOTAL ASSETS	$	1,952,649

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	28,940
Taxes payable		23,000
Deferred rent		29,751
Total liabilities		81,691
Commitment (Note 4)		
Members' equity		1,870,958
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,952,649

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION

Young & Partners L.L.C. (the "Company") was organized as a limited liability company under the laws of the State of Delaware in 1995 for the purpose of engaging in investment banking activities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Owned, at Market Value

In 2008, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." Using the provisions within SFAS No. 157, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial position are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. Examples of Level 2 are investments that are restricted securities and corporate and municipal bonds that trade infrequently.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Owned, at Market Value (Continued)

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments. These investments would be comprised of certain private equity investments.

During 2008, the Company's securities owned consisted of Level 2 securities.

Income Taxes

The Company is an unincorporated entity and is classified and treated as a partnership for Federal and state income tax purposes. No provision for Federal or state income taxes has been made since the Company is not subject to income tax. However, a provision for local income tax has been made for the New York City Unincorporated Business Tax.

As a limited liability company, each member is individually responsible for reporting income or loss based on such member's respective share of the Company's income and expense as reported for income tax purposes.

Uncertain Tax Positions

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in SFAS No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company's net capital was approximately $1,799,000, which was in excess of its minimum requirement of $5,446. The Company's ratio of aggregate indebtedness to net capital was 4.54% at December 31, 2008.

NOTE 4. COMMITMENT

The Company leases its office premises under an operating lease expiring on January 31, 2011. The future minimum rental payments required under this lease as of December 31, 2008, are summarized below:

Year ending December 31:	
2009	$ 219,000
2010	223,000
2011	19,000
Total	$ 461,000

NOTE 5. SIGNIFICANT AREAS OF BUSINESS

The Company earns a majority of its income in the chemical and life sciences industries.

NOTE 6. SIGNIFICANT CUSTOMERS

Three customers accounted for approximately 84% of fee income in 2008.

NOTE 7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit. The federal insurance limit at December 31, 2008, is $250,000 and is scheduled to be $100,000 after December 31, 2009.